Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

18 July 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A ST1: 18th July 2008

Oil Search, the operator for PPL190, reports as at 0600 on 17th July 2008 that:

"The Cobra -1A ST1 well was at a depth of 2,701 metres and drilling ahead. During the week wireline logging operations were completed to the well total depth of 3,202 metres.

Interpretation of the wireline logs indicates that the lagifu Sandstone interval in the well is water bearing, however a hydrocarbon column is indicated as being present in the Hedinia Sandstone objective. A short sidetrack well, of around 300 metres, is now being drilled to the base of the Hedinia Sandstone objective, so that a programme of pressure readings and sampling can take place to confirm the presence and type of hydrocarbons in this horizon. The planned total depth of the sidetrack is 2,903 metres."

Cobra -1A ST1 is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

18th July 2008

END